Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288565

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JUNE 11, 2026

TO THE PROSPECTUS DATED APRIL 15, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 15, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2026;

•	to disclose the calculation of our May 31, 2026 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our public offering; and

•	to disclose certain updates to our Prospectus.

July 1, 2026 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of July 1, 2026 (and repurchases as of June 30, 2026) is as follows:

Transaction Price (per share)
Class D	$10.57
Class I	$10.61
Class S	$11.52
Class T	$11.52

As of May 31, 2026, we had no outstanding Class T shares or Class S shares. As a result, the transaction price for our Class T shares and Class S shares is equal to the NAV per share for our Class E shares as of May 31, 2026. Class E, Class X and Class Y shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2026 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the aggregate NAV of our common stock, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of May 31, 2026 ($ and shares/units in thousands):

Components of NAV	May 31, 2026
Investments in real estate	$1,372,860
Investments in real estate debt	304,583
Investments in real estate-related and other securities	15,027
Cash and cash equivalents	48,269
Restricted cash	4,789
Other assets	11,228
Debt obligations	(596,269)
Other liabilities	(31,826)
Accrued performance participation allocation	(362)
Stockholder servicing fees payable the following month(1)	(92)
Non-controlling interests in joint ventures	(17,356)
Net Asset Value	$1,110,851
Number of outstanding shares/units	98,504

(1)

Stockholder servicing fees only apply to Class T, Class S, Class D and Class Y shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D and Class Y shares. The stockholder servicing fee on Class D shares was waived as of May 31, 2026, and the NAV attributable to current holders of Class D shares will not be included in the computation of stockholder servicing fees charged on Class D shares in perpetuity. As of May 31, 2026, we had accrued under GAAP stockholder servicing fees of $8.2 million.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2026 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV per share/unit
Class D Shares	$10,799	1,022	$10.57
Class I Shares	240,862	22,698	10.61
Class S Shares	-	-	-
Class T Shares	-	-	-
Class E Shares	730,133	63,371	11.52
Class X Shares	-	-	-
Class Y Shares	128,109	11,331	11.31
Operating Partnership Units(1)	948	82	11.52
Total	$1,110,851	98,504

(1)	Class E units held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2026 valuations, based on property types. Once we value more than one single-family rental property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.31%	5.86%
Industrial	7.94%	6.43%
Retail	7.64%	6.63%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Retail Investment Values
Discount Rate	0.25% decrease	1.89%	1.84%	1.93%
(weighted average)	0.25% increase	(1.91)%	(1.90)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	2.69%	2.39%	2.30%
(weighted average)	0.25% increase	(2.55)%	(2.30)%	(2.03)%

Status of Our Current Public Offering

On February 4, 2026, we commenced our second public offering, pursuant to which we are currently offering on a continuous basis up to $4.8 billion in shares of our common stock, consisting of up to $3.8 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 11,312 Class D, 8,389,876 Class I and 1,974 Class T shares in the primary offering for total proceeds of approximately $89.1 million. We have issued 13,236 Class D and 129,207 Class I shares for a total value of approximately $1.5 million pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any Class S shares in this offering. We intend to continue selling shares in the public offering on a monthly basis.

Updates to the Prospectus

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real estate as of May 31, 2026 presented on page 2 of this Supplement under the section “May 31, 2026 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.